Filed Pursuant to Rule 433

Registration No: 333-134553

4YR NC 1YR Lehman Callable

Indicative Terms and Conditions

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, the Prospectus Supplement No. 1, dated March 28, 2007 and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus, the Series I MTN prospectus supplement and the Prospectus Supplement No. 1 on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus Supplement No. 1, dated March 28, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000110465907022955/a07-6969_42424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement, Prospectus Supplement No. 1 and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (Moody’s: A1/ S&P: A+/Fitch: AA-)
Type:	U.S. MTN
Principal Amount:	AUD TBD (the notes are denominated in, and the redemption amount paid on the Maturity Date or pursuant to the Issuer’s Call Option will be paid in, Australian dollars)
ISIN:	XS0331228295
Trade Date:	TBD
Issue Date:	[November 21], 2007
Maturity Date:	[November 21], 2011, subject to the Issuer’s Call Option
Issue Price:	Variable Price Re-Offer
Redemption Price	100.0%
Coupon:	8.05% (the Coupon will be paid in Australian dollars)
Interest Payment Dates:	Semi-annually on the 21st of May and November, commencing May 21, 2008 and ending on the Maturity Date, subject to the Issuer’s Call Option
Issuer’s Call Option:

The Issuer has the right on the [21st] of each May and November, commencing [November 21], 2008, provided that the Issuer gives 5 Business Days notice to the investor, to call the notes in whole or in part at the Redemption Price plus accrued and unpaid interest to the call date. Notwithstanding the above, all payments due on the call date shall be made in full.

Underwriter	Lehman Brothers Inc.
Clearing	Clearstream/Euroclear only.

The notes will not be DTC-eligible and cannot be settled through DTC. The distribution of the notes will be cleared through Clearstream and Euroclear. Any secondary market trading of book-entry interests in the notes will take place through participants in Clearstream and Euroclear only. For further information relating to Euroclear and Clearstream Book-Entry Procedures and Settlement, see the Prospectus Supplement No. 1.

Daycount Convention	30/360, Unadjusted
Business Days	New York, Sidney
Denomination:	AUD 1,000/1,000
Fees:

Lehman Brothers Inc. has agreed to purchase the notes from us at 100% of the principal amount minus a commission of 0.30%. Lehman Brothers Inc. proposes to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Lehman Brothers Inc. may also use all or a portion of its commissions on the notes to pay selling concessions or fees to other dealers.

The price at which Lehman Brothers Holdings Inc. has agreed to sell the notes to Lehman Brothers Inc. includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional US dollar-denominated floating rate or fixed rate medium-term notes.  See “Risk Factors” in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as foreign currency debt securities as described under “United States Federal Income Tax Consequences-Debt Securities-Foreign Currency Debt Securities” in the Prospectus dated May 30, 2006.